SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com March 8, 2012

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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	David L. Orlic,
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Dear Mr. Orlic:

Set forth below are the responses of Amaya Gaming Group Inc., a corporation organized under the laws of the Canadian province of Quebec (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of the Staff, dated March 1, 2012 (the “Comment Letter”), with respect to the Company’s Statement on Schedule TO filed with the Commission on February 21, 2012 (File No. 005-34516) (the “TO”) and relating to the offer by the Company (the “Offer”) to purchase the entire issued and to be issued ordinary share capital of CryptoLogic Limited (“Shares”). Concurrently with the filing of this letter, the Company has filed with the Commission Amendment No. 1 to the TO (the “Amended TO”).

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

General

1.	Please advise why you have filed this document using the Edgar header tag “SC TO-I.”

Securities and Exchange Commission

March 8, 2012

Response: The Offer relates to a third-party tender as indicated on the TO cover page. The appropriate EDGAR header tag for the TO is “SC TO-T.” The EDGAR header tag “SC TO-I” was inadvertently used when the TO was initially filed and the TO has been re-filed using the EDGAR header tag “SC TO-T.” The Amended TO has been filed using the EDGAR header tag “SC TO-T/A.”

2.	Your electronic signature is not that of Amaya Gaming Group Inc. Please amend your Schedule TO to include that entity’s signature.

Response: The Amended TO includes “Amaya Gaming Group Inc.” above the electronic signature to clarify that the signatory is signing on behalf of the Company.

3.	Please advise how you determined that you are not making an offer for Exchangeable Shares.

Response: The Offer is to purchase Shares only. The Company is not making a separate offer to purchase Exchangeable Shares and will not take up and pay for Exchangeable Shares. However, in accordance with the provisions attaching to the Exchangeable Shares, holders of Exchangeable Shares have the right to participate on an as exchanged basis in any offer for all the Shares. The Company is not thereby indirectly making an offer for Exchangeable Shares. Rather, as described in the Offer Document, holders of Exchangeable Shares who wish to participate in the Offer on an as exchanged basis must provide: (i) a notice of conditional exchange (retraction) to CryptoLogic Exchange Corporation in respect of their Exchangeable Shares; and (ii) anticipatory instructions to tender any Shares issued upon the conditional exchange (retraction) of the Exchangeable Shares to the Offer. A conditional exchange (retraction) of Exchangeable Shares will be effective only upon the Offer becoming wholly unconditional. Holders of Exchangeable Shares are not making a decision as holders of Exchangeable Shares, but rather as holders of to-be-exchanged Shares. A separate Notice of Conditional Retraction and Form of Acceptance for holders of Exchangeable Shares is being used for the purpose of contractually providing for the conditional exchange and related acceptance of the Offer. We refer you to the letter issued by the Staff to ACE Aviation Holdings Inc. (December 26, 2007) in which a similar issue was addressed with respect to convertible preferred shares. See footnote 6 of such letter.

Please note that the Exchangeable Shares are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.	We note the disclaimers by the financial advisors appearing on the facing page of the offer document. Please tell us whether these advisors delivered fairness opinions

Securities and Exchange Commission

March 8, 2012

to either party with respect to the consideration. If so, please tell us whether those fairness opinions were delivered to security holders in any concurrent offers in other jurisdictions.

Response: No fairness opinions have been delivered in connection with the Offer.

5.	You state on page iv that Canaccord Genuity may engage in purchases of CryptoLogic shares. Please provide your analysis under Rule 14e-5, given that Rule 14e-5(b)(12) does not appear to be applicable to financial advisors.

Response: Canaccord Genuity and/or certain of its affiliates will make purchases or arrangements to purchase Shares, if any, only in accordance with Rule 14e-5(b)(9) of Regulation 14E under the Exchange Act.

Can the Offer be extended and under what circumstances?, page 4

6.	Please revise this disclosure to indicate that you will extend the offer to a date certain. Your statement that you may “extend the Initial Acceptance Period until such time as the Offer becomes unconditional” might imply otherwise.

Response: Any extension of the Initial Acceptance Period will be to a date certain. The Initial Acceptance Period (as defined in the Offer Document) expires, “at the time on the date (not being before 3.00 p.m. London time (10.00 a.m. Toronto time) on 28 March 2012 (or any extension of such time and date made by Amaya) and not, except with the consent of the Panel, being after 3.00 p.m. London time, (10.00 a.m. Toronto time) on 23 April 2012) on which Amaya declares that the Offer is wholly unconditional…” The Company also discloses in the Offer Document that, “[I]n no circumstance will Amaya declare that the Offer is wholly unconditional prior to the time and date on which the Initial Acceptance Period is otherwise stated to expire” (see response to Question 10 of “Frequently Asked Questions” and sub-paragraph 18(b) of Part 2 of the Offer Document).

To further clarify that any extension to the Initial Acceptance Period will be to a date certain and avoid any implication to the contrary, the Amended TO deletes the language “until such time as the Offer becomes unconditional” from the response to Question 12 of “Frequently Asked Questions” of the Offer Document and adds a sentence to the response to Question 13 of “Frequently Asked Questions” of the Offer Document to the effect that the public announcement will include the new expiration time and date of the Initial Acceptance Period. Please see section 1 of “Items 1 through 11” in the Amended TO.

Securities and Exchange Commission

March 8, 2012

7.	You appear to be contemplating early termination of the initial offering period pursuant to Rule 14d-1(d)(2)(ix) of Regulation 14D. Please revise your disclosure to reflect that you may not take advantage of that rule upon the waiver of an offer condition, and that the offer (including withdrawal rights) must be extended in those circumstances.

Response: The Initial Acceptance Period will not be terminated prior to the time and date on which it is stated to expire. As noted in our response immediately above, the Company discloses in the Offer Document that, “[I]n no circumstance will Amaya declare that the Offer is wholly unconditional prior to the time and date on which the Initial Acceptance Period is otherwise stated to expire” (see response to Question 10 of “Frequently Asked Questions” and paragraph 18(b) of Part 2 of the Offer Document). Accordingly, disclosure related to Rule 14d-1(d)(2)(ix) of Regulation 14D under the Exchange Act is not applicable to the Offer.

Acquisition of CryptoLogic Shares not Acquired as a Result of the Offer…, page 29

8.	Please disclose whether there are means under applicable law to squeeze out minority shareholders in the event that you obtain more than 50 percent of the CryptoLogic shares, but less than 90 percent. Please disclose the impact of being a majority shareholder of this corporation from a corporate governance perspective.

Response: There are no means under applicable law to squeeze out minority shareholders in the event that the Company obtains more than 50 percent of the CryptoLogic Shares, but less than 90 percent. In response to the Staff’s comment, the Amended TO includes a new sub-paragraph 10(e) of Part 2 of the Offer Document providing disclosure to such effect and of the impact of the Company being a majority shareholder of CryptoLogic, from a corporate governance perspective. Please see section 2 of “Items 1 through 11” in the Amended TO.

Settlement, page 49

9.	Please provide your analysis as to how return of tendered securities within 14 days following a lapse is consistent with Rule 14e-1(c). Similar concerns appear in subparagraph 6(m) on page 82, regarding securities being returned “as soon as practicable.”

Response: In response to the Staff’s comment, the Amended TO has revised all applicable instances of the relevant disclosure to the effect that the securities will be

Securities and Exchange Commission

March 8, 2012

returned “promptly” to conform with the requirements of Rule 14e-1(c) of Regulation 14E under the Exchange Act. Please see section 3 of “Items 1 through 11” in the Amended TO.

Conditions to the Offer, page 57

10.	Please confirm your understanding that you may not assert a condition if the circumstance giving rise to the condition is an action or omission by you.

Response: The Company confirms this understanding.

Acceptance period and conditions, page 65

11.	Please tell us, with a view towards revised disclosure, the significance of the arrangements regarding “Day 46” appearing in sub-paragraph 1(a).

Response: Pursuant to the City Code on Takeovers and Mergers, except with the consent of the Panel on Takeovers and Mergers, an offer (whether revised or not) may not become or be declared unconditional as to acceptances after midnight on the 60th day after the initial offer document as been published. Also, an offer must be kept open for at least 14 calendar days following the date on which a revised offer document is published. Therefore, no revised offer document may be published, after Day 46, without the consent of the Panel.

The language set forth in sub-paragraph 1(a) is required by the City Code on Takeovers and Mergers and is in the form used in standard market practice in response to such requirement.

12.	Please disclose the consequences under U.S. federal securities laws if 14 calendar days is less than 10 business days. Similar considerations apply to the disclosure in subparagraphs 3(a) and (b) and sub-paragraph 4(e)(i).

Response: The reference to 14 calendar days is always to “not less than 14 calendar days.” As disclosed at sub-paragraph 4(f) of Section B of Part 3 of the Offering Document, if the Company makes a material change in the terms of the Offer or it waives a material condition to the Offer prior to the end of the Initial Acceptance Period, the Company will extend the Initial Acceptance Period to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which may require an extension of 10 business days.

Securities and Exchange Commission

March 8, 2012

13.	Please cite the authority pursuant to which you would not specify an end date for the subsequent offering period, as set forth in sub-paragraph 1(c).

Response: The Company, in all cases, will specify the end date for the Subsequent Acceptance Period. In response to the Staff’s comment, the Amended TO has revised sub-paragraph 1(c) of Section B of Part 3 of the Offer Document to remove the sentence that suggests otherwise. Please see section 4 of “Items 1 through 11” in the Amended TO.

Rights of withdrawal, page 69

14.	The provisions of sub-paragraph 3(c)(iii) are not presented in terms that are understandable to the average investor. Please revise this sub-paragraph extensively to make clear the circumstances under which an investor will have a period of ten calendar days to withdraw an acceptance. Please also explicitly set forth the circumstances under which an extension of ten business days would be required under U.S. federal securities laws, and address the scenario of a reduction or waiver of the minimum condition in appropriate detail.

Response: The language of sub-paragraph 3(c)(iii) of Section B of Part 3 of the Offer Document describes withdrawal rights that are required in connection with takeover bids made in compliance with Canadian securities laws, as is the case with the Offer. In response to the Staff’s comment, the Amended TO has revised sub-paragraph 3(c)(iii) to clarify the circumstances under which a shareholder will have a period of ten calendar days to withdraw an acceptance. The circumstances under which an extension of ten business days would be required under U.S. securities laws are also explicitly set forth. Please see section 5 of “Items 1 through 11” in the Amended TO.

We note that the minimum acceptance condition of the Offer is more than 50 percent in value of the issued share capital of CryptoLogic and more than 50 percent of the voting rights attached to the issued share capital of CryptoLogic. The City Code on Takeovers and Mergers requires that the minimum acceptance condition of a voluntary offer not less than 50 percent of the voting rights of the offeree company. Accordingly, there is no scenario where a reduction or waiver of the minimum condition could occur under the Offer.

Securities and Exchange Commission

March 8, 2012

15.	Please disclose the date certain after which securities may be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934. See Item 1004(a)(1)(vi) of Regulation M A.

Response: We refer the Staff to paragraph 3(c) of Section B of Part 3, relating to withdrawals. The first two items thereof provide that withdrawals may be made (i) at any time during the Initial Acceptance Period (that is, until the Company declares that the Offer is wholly unconditional and that it will take-up the CryptoLogic Shares tendered); and (ii) if the settlement of the consideration for the CryptoLogic Shares has not been effected by the Company within three Business Days after they have been tendered and taken up. The Initial Acceptance Period includes any extensions thereof.

As a result of these provisions, withdrawals may be made up until the time that the Company announces that it will take up and pay for CryptoLogic Shares, at which point the Company will have an obligation to promptly pay for such shares. If the Company does not pay for the CryptoLogic Shares taken up within three Business Days, withdrawal rights become available once again. CryptoLogic Shareholders are protected at all times, by either having the right to withdraw their shares, or having the benefit of a prompt payment obligation. A description of the withdrawal right set forth in Section 14(d)(5) of the Exchange Act therefore seems redundant in the circumstances of the Offer.

Revised Offer, page 72

16.	We note the provisions of sub-paragraph 4(a). Please provide your analysis as to the authority of the bidder under U.S. federal securities laws to accept a revised offer and make any corresponding elections as to alternative forms of consideration.

Response: The provisions of sub-paragraph 4(a) of Section B of Part 3 of the Offer Document comply with the City Code on Takeovers and Mergers and market practice in the United Kingdom. The deemed acceptance and power of attorney set forth therein would only apply to a revision that “represents on the date on which the revision is announced… an improvement or no diminution in the value of the revised Offer compared with the consideration or terms previously offered.” We refer you to sub-paragraph 4(e) of Section B of Part 3 of the Offer Document, which makes it clear that in connection with any such revision, the CryptoLogic Shareholder will receive a Form of Acceptance with respect to the revised Offer, and that the holder may submit the revised Form of Acceptance to accept the revised Offer and make any necessary election, in which case, the deemed acceptance and power of attorney referred to in sub-paragraph 4(a) of Section B of Part 3 would not apply. The revised Offer, which would be sent to all CryptoLogic Shareholders, would state that CryptoLogic Shareholders that have

Securities and Exchange Commission

March 8, 2012

previously accepted the Offer will, in the absence of submitting a new Form of Acceptance, be deemed to have accepted the revised Offer and to have made any necessary election in the manner specified in the revised Offer. This is a convenience for CryptoLogic Shareholders. Such shareholders may always submit a new Form of Acceptance to make a particular election, or otherwise may withdraw their tender.

In response to the Staff’s comment, the Amended TO has revised sub-paragraph 4(a) of Section B of Part 3 of the Offer Document to clarify that the Company will make appropriate disclosure of the circumstances of any deemed acceptance or election in a revised Offer. The Amended TO has also revised sub-paragraph 4(e)(iii) of Section B of Part 3 of the Offer Document to clarify the disclosure therein. Please see section 6 of “Items 1 through 11” in the Amended TO.

Overseas shareholders, page 75

17.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Response: In response to the Staff’s comment, the Amended TO has revised sub-paragraph 5(b) of Section B of Part 3 of the Offer Document to delete all statements that tenders from CryptoLogic Shareholders in certain jurisdictions will not be accepted. Please see section 7 of “Items 1 through 11” in the Amended TO.

General, page 79

18.	Sub-paragraph 6(a) appears to be stating that the offer will lapse unless all conditions have been fulfilled, waived or satisfied by the later of Day 60 or the date which is 21 calendar days after the offer becomes unconditional. Please advise how conditions could be fulfilled, waived or satisfied 21 calendar days after the offer becomes unconditional and clarify your disclosure on this point. Similar language appears elsewhere in your document.

Response: The City Code on Takeovers and Mergers provides that all conditions must be fulfilled or the offer must lapse within 21 days of the date the offer becomes or is declared unconditional as to acceptances (as opposed to declared wholly unconditional). In the circumstances of the Offer, due to the conflicting takeover regimes of Canada and the United States, on the one hand, and the United Kingdom on the other, the Company

Securities and Exchange Commission

March 8, 2012

has undertaken not to declare that the acceptance condition has been satisfied until such time that it also declares that all other conditions have been satisfied or waived (see sub-paragraph 18(b) of Part 2 of the Offer Document). Therefore, in the particular circumstances of the Offer, after the Offer becomes unconditional, no conditions will remain to be fulfilled, waived or satisfied. However, the City Code on Takeovers and Mergers requires that the language of this section be included in any offer document. In response to the Staff’s comment, the Amended TO has revised sub-paragraph 6(a) of Section B of Part 3 of the Offer Document to clarify that in the specific circumstances of the Offer, no conditions will remain to be fulfilled, waived or satisfied after the Offer becomes unconditional. Please see section 8 of “Items 1 through 11” in the Amended TO.

19.	Sub-paragraph 6(c) appears to be stating that you may both reduce the offer price in the amount of any distribution, and also retain the distribution. Please advise, or clarify your disclosure.

Response: In response to the Staff’s comment, the Amended TO has revised sub-paragraph 6(c) of Section B of Part 3 of the Offer Document to clarify that the Company may not both reduce the Offer price in the amount of any distribution, and also retain the distribution. Please see section 9 of “Items 1 through 11” in the Amended TO.

20.	Please provide your analysis as to how the disclosure in sub-paragraph 6(n) is consistent with Rule 14e-1(c).

Response: In response to the Staff’s comment, the Amended TO has revised sub-paragraph 6(n) of Section B of Part 3 of the Offer Document to delete the last sentence of such paragraph. Please see section 10 of “Items 1 through 11” in the Amended TO.

21.	The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Response: In response to the Staff’s comment, the Amended TO has revised sub-paragraphs 6(s), (t) and (u) of Section B of Part 3 of the Offer Document to clarify that such provisions are not to be interpreted in a manner inconsistent with applicable securities laws. Please see section 11 of “Items 1 through 11” in the Amended TO.

Part 6 – Additional Information, page 98

Securities and Exchange Commission

March 8, 2012

22.	Please make the statements set forth in Item 1003(c)(3)-(4) of Regulation M-A for Amaya. See Item 1003(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Amended TO revises sub-paragraph 2(c) of Part 6 – “Additional Information” of the Offer Document, by adding a sentence to the effect that the Company has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation of United States federal or state securities laws. Please see section 12 of “Items 1 through 11” in the Amended TO.

Financing arrangements, page 107

23.	Please disclose any alternative financing arrangements, or the absence thereof. See Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Amended TO revises paragraph 6 of Part 6 – “Additional Information” of the Offer Document, by adding a sentence to the effect that the Company has not made any alternative financing arrangements or alternative financing plans. Please see section 13 of “Items 1 through 11” in the Amended TO.

*          *          *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Securities and Exchange Commission

March 8, 2012

Sincerely,

Christopher W. Morgan

cc:	David Baazov, President and Chief Executive Officer

(Amaya Gaming Group Inc.)

Robert J. Brant

(McCarthy Téterault LLP)

Ian Michael

(McCarthy Téterault LLP)